Exhibit 99.3

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For information purposes only

GALAPAGOS NV

Limited liability company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Company Number: 0466.460.429

RLE Antwerp - division Mechelen

Invitation to the Annual and Extraordinary Shareholders’ Meetings to be held on 30 April 2024

The Board of Directors of Galapagos NV (hereinafter the “Company”, or “Galapagos”) has the honor to invite the shareholders, holders of subscription rights, directors, and statutory auditor of the Company to the annual shareholders’ meeting (hereinafter the “Annual Shareholders’ Meeting”). After the agenda of the Annual Shareholders’ Meeting has been treated, the meeting will be shortly suspended in order to be continued as an extraordinary general shareholders’ meeting before a notary public (the “Extraordinary Shareholders’ Meeting”). The Annual Shareholders’ Meeting and the Extraordinary Shareholders’ Meeting will be held sequentially on Tuesday 30 April 2024, as from 2:00 p.m. (Belgian time) at the registered office of the Company (Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium) (together, the “Shareholders’ Meetings”).

There is no attendance quorum requirement for the deliberation and voting on the agenda items referred to in the below agenda of the Annual Shareholders’ Meeting. There is, however, an attendance quorum requirement for the items on the agenda of the Extraordinary Shareholders’ Meeting (see also below under “2. Extraordinary Shareholders’ Meeting”). If the attendance quorum for the items on the agenda of the Extraordinary Shareholders’ Meeting were not to be reached, a second extraordinary general shareholders’ meeting will be held for these items before a notary public at the Company’s registered office on Tuesday 25 June 2024 at 2:00 p.m. (Belgian time), unless, as the case may be, decided otherwise on behalf of the Board of Directors. The attendance quorum will not apply to this second meeting.

1. Annual Shareholders’ Meeting

The Annual Shareholders’ Meeting will be held on Tuesday, 30 April 2024, at 2 p.m. (Belgian time) at the Company’s registered office.

Details of the applicable registration and voting formalities relating to the Annual Shareholders’ Meeting are set forth below.

Agenda and proposed resolutions

The agenda and the proposed resolutions of the Annual Shareholders’ Meeting of the Company which, as the case may be, can be amended at the meeting on behalf of the Board of Directors, are as follows:

1.

Acknowledgement and discussion of (a) the annual report of the Board of Directors in relation to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2023, and (b) the report of the statutory auditor in relation to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2023.

2.

Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2023, and approval of the allocation of the annual result as proposed by the Board of Directors.

Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2023, and the allocation of the annual result as proposed by the Board of Directors.

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3.	Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2023.

4.	Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on 31 December 2023.

5.	Acknowledgement and approval of the remuneration report.

Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report included in the annual report of the Board of Directors for the financial year ended on 31 December 2023.

6.	Acknowledgement and approval of the amended remuneration policy.

Proposed resolution: The shareholders’ meeting resolves to approve the amended remuneration policy.

7.

Release from liability to be granted to the (current and former) members of the Board of Directors, and the (current and former) statutory auditor for the performance of their respective mandates during the financial year ended on 31 December 2023.

Proposed resolution: The shareholders’ meeting resolves, by a separate vote, to release each (current and former) member of the Board of Directors, and the (current and former statutory) auditor from any liability arising from the performance of their respective mandates during the financial year ended on 31 December 2023.

8.	Remuneration of directors.

Proposed resolution: Upon recommendation and advice of the Remuneration Committee of the Company, the shareholders’ meeting resolves that the annual compensation (excluding expenses) of the non-executive directors, other than the non-executive directors representing a shareholder, for the exercise of their mandate shall consist of a cash remuneration and an equity-based remuneration as follows:

(a) cash remuneration: (i) Chairperson of the Board of Directors: EUR 110,000; (ii) Lead Non-Executive Director: EUR 75,000, (iii) other non-executive directors: EUR 55,000 each; (iv) additional annual compensation for the chairpersonship of a committee within the Board of Directors: EUR 20,000; and (v) additional annual compensation for the membership of a committee within the Board of Directors: EUR 15,000;

(b) equity-based remuneration: (i) Chairperson of the Board of Directors: EUR 110,000; (ii) Lead Non-Executive Director: EUR 75,000; (iii) other non-executive directors: EUR 55,000 each; in each case (i), (ii) and (iii) subject to the requirement to use the net amount (after taxes) to acquire Galapagos shares. These latter payments make up the equivalent of an equity component of the directors’ remuneration and the resulting shares are to be held until at least one year after the non-executive director leaves the Board of Directors and at least three years after the time of acquisition.

The abovementioned remuneration for the Chairperson of the Board of Directors will only be payable if such Chairperson is not simultaneously Chief Executive Officer (CEO) of the Company. The abovementioned remuneration for the Lead Non-Executive Director will only be payable to the extent appointed in accordance with Galapagos’ Corporate Governance Charter.

The shareholders’ meeting resolves that the mandate of a non-executive director representing a shareholder will not be remunerated.

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The rules set out above shall apply as per 1 May 2024.

9.	Re-appointment of Dr. Elisabeth Svanberg as independent non-executive director.

Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders’ meeting resolves (a) to re-appoint Dr. Elisabeth Svanberg as an independent non-executive member of the Board of Directors of the Company, for a period of four years, effective as of today, ending immediately after the annual shareholders’ meeting to be held in 2028, and (b) to confirm her mandate as an independent member of the Board of Directors since (i) Dr. Elisabeth Svanberg meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Dr. Elisabeth Svanberg has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with her independence, and (iii) the Board of Directors has no indication of any element that might call Dr. Elisabeth Svanberg’s independence into question. The shareholders’ meeting also resolves that the mandate of Dr. Elisabeth Svanberg is remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time.

10.	Appointment of Dr. Susanne Schaffert as independent non-executive director.

Taking into account the recommendation and advice of the Nomination Committee, the Board of Directors recommends that the appointment of Dr. Susanne Schaffert as independent non-executive director of the Company be confirmed and continued for an additional term of four years. For further information regarding Dr. Susanne Schaffert, reference is made to the corporate governance statement included in the the annual report of the Board of Directors on the (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2023. Notably, on 12 June 2023, the Board of Directors appointed Dr. Susanne Schaffert as independent non-executive director of the Company by co-optation following the resignation on 10 June 2023 of Dr. Rajesh Parekh as non-executive director, who was appointed for a term up to and including the closing of the annual shareholders’ meeting to be held in 2025 which will have decided upon the financial statements for the financial year ended on 31 December 2024.

Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders’ meeting resolves (a) to confirm the appointment by co-optation on 12 June 2023, following the resignation of Dr. Rajesh Parekh on 10 June 2023, and to appoint Dr. Susanne Schaffert as an independent non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders’ meeting to be held in 2028 which will have decided upon the financial statements for the financial year ended on 31 December 2027, and (b) to confirm her mandate as an independent member of the Board of Directors since (i) Dr. Susanne Schaffert meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Dr. Susanne Schaffert has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with her independence, and (iii) the Board of Directors has no indication of any element that might call Dr. Susanne Schaffert’s independence into question. The shareholders’ meeting also resolves that the mandate of Dr. Susanne Schaffert is remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time.

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11.	Appointment of Mr. Simon Sturge as independent non-executive director.

Taking into account the recommendation and advice of the Nomination Committee, the Board of Directors recommends that the appointment of Mr. Simon Sturge as independent non-executive director of the Company be confirmed and continued for an additional term of four years. For further information regarding Mr. Simon Sturge, reference is made to the corporate governance statement included in the the annual report of the Board of Directors on the (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2023. Notably, on 19 September 2023, the Board of Directors appointed Mr. Simon Sturge as independent non-executive director of the Company by co-optation following the resignation on 18 September 2023 of Dr. Mary Kerr as non-executive director, who was appointed for a term up to and including the closing of this annual shareholders’ meeting.

Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders’ meeting resolves (a) to confirm the appointment by co-optation on 19 September 2023, following the resignation of Dr. Mary Kerr on 18 September 2023, and to appoint Mr. Simon Sturge as an independent non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders’ meeting to be held in 2028 which will have decided upon the financial statements for the financial year ended on 31 December 2027, and (b) to confirm his mandate as an independent member of the Board of Directors since (i) Mr. Simon Sturge meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Mr. Simon Sturge has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with his independence, and (iii) the Board of Directors has no indication of any element that might call Mr. Simon Sturge’s independence into question. The shareholders’ meeting also resolves that the mandate of Mr. Simon Sturge is remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time.

12.	Appointment of Mr. Andrew Dickinson as non-executive director.

Taking into account the recommendation and advice of the Nomination Committee, the Board of Directors recommends that the appointment of Mr. Andrew Dickinson as non-executive director of the Company be confirmed and continued for an additional term of four years. Notably, on 26 March 2024, and with effect as per 27 March 2024, the Board of Directors appointed Mr. Andrew Dickinson as non-executive director of the Company by co-optation following the resignation on 26 March 2024 of Mr. Daniel O’Day, as non-executive director, who was appointed for a term up to and including the closing of the annual shareholders’ meeting to be held in 2027 which will have decided upon the financial statements for the financial year ended on 31 December 2026.

Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders’ meeting resolves (a) to confirm the appointment by co-optation on 26 March 2024, and with effect as per 27 March 2024, following the resignation of Mr. Daniel O’Day on 26 March 2024, and to appoint Mr. Andrew Dickinson as a non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders’ meeting to be held in 2028 which will have decided upon the financial statements for the financial year ended on 31 December 2027. The shareholders’ meeting also resolves that the mandate of Andrew Dickinson will not be remunerated.

13.	Charging of the statutory auditor with respect to the “assurance” of the CSRD sustainability reporting

Proposed resolution: In accordance with the recommendation of the Audit Committee and upon proposal of the Board of Directors, and taking into account the pending transposition of the Corporate Sustainability Reporting Directive 2022/2464/EU (“CSRD”) into Belgian law, the shareholders’

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meeting resolves (a) to charge the Company’s statutory auditor, being BDO Bedrijfsrevisoren BV, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and registered with the Crossroads Enterprise Database (RPR Brussels, Dutch-speaking division) under the number 0431.088.289, permanently represented by Ellen Lombaerts, for a period of one year, with the assurance of the sustainability reporting of the Company, as referred to in the CSRD, for the financial year ending on 31 December 2024 in accordance with applicable law, and (b) to determine the remuneration of BDO Bedrijfsrevisoren BV for such assurance at EUR 120,000.00 (if any, VAT exclusive). The charging of the statutory auditor with respect to the aforementioned assurance will expire immediately after the annual shareholders’ meeting to be held in 2025.

No attendance quorum: There is no attendance quorum requirement for the deliberation and voting on the agenda items referred to in the aforementioned agenda of the Annual Shareholders’ Meeting.

Voting and majority: Subject to applicable legal provisions, each share shall have one vote. In accordance with applicable law, the proposed resolutions referred to in the aforementioned agenda of the Annual Shareholders’ Meeting shall be passed if they are approved by a simple majority of the votes validly cast by the shareholders.

2. Extraordinary Shareholders’ Meeting

The Extraordinary Shareholders’ Meeting will be held in the presence of a notary public, and will take place on Tuesday, 30 April 2024, at 3 p.m. (Belgian time) at the Company’s registered office.

Details of the applicable registration and voting formalities relating to the Extraordinary General Meeting are set forth below.

Agenda and proposed resolutions:

The agenda and the proposed resolutions of the Extraordinary Shareholders’ Meeting of the Company which, as the case may be, can be amended at the meeting on behalf of the Board of Directors, are as follows:

1.

Consideration and discussion of the report of the Board of Directors of the Company prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code in connection with the proposed issuance of one subscription right (in the form of a warrant) for the benefit of Gilead Therapeutics A1 Unlimited Company (“Gilead Therapeutics”), called the “Subsequent Gilead Warrant B”, and the proposal to cancel, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders for the benefit of Gilead Therapeutics.

2.

Consideration and discussion of the report of the statutory auditor of the Company prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code in connection with the proposed issuance of one subscription right (in the form of a warrant) for the benefit of Gilead Therapeutics, called the ‘Subsequent Gilead Warrant B’, and the proposal to cancel, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders for the benefit of Gilead Therapeutics.

3.	Approval of the issuance of one (1) new subscription right (in the form of a warrant) for the benefit of Gilead Therapeutics and related cancellation of the statutory preferential subscription right.

This proposal is made in accordance with the terms of the subscription agreement entered into between the Company and Gilead Therapeutics on 14 July 2019, as amended from time to time (the “Subscription Agreement”), which included a commitment to make a proposal to the general meeting to issue the ‘Subsequent Gilead Warrant B’ that would enable Gilead Therapeutics to further increase its shareholding in the Company, as described in the report of the Board of Directors as referred to in item 1 of the agenda.

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Proposed resolution: The shareholders’ meeting of the Company resolves to approve the issuance of one (1) new subscription right (in the form of a warrant) for the benefit of Gilead Therapeutics, called the ‘Subsequent Gilead Warrant B’ (the “Warrant”), and to cancel, in the interest of the Company, the statutory preferential subscription right of the existing shareholders of the Company (and, insofar as required, of the Company’s existing holders of subscription rights (stock options)) for the benefit of Gilead Therapeutics, in accordance with the report of the Board of Directors prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code, as referred to in item 1 of the agenda.

In view thereof, the shareholders’ meeting of the Company resolves to approve the terms and conditions (the “Conditions”) of the Warrant as set forth in Annex 1 to the report of the Board of Directors referred to in item 1 of the agenda, a copy of which shall remain attached to the minutes reflecting the present resolution. The main Conditions of the Warrant can, for informational purposes, be summarized as follows:

a)	Issuer of the Warrant: The Company.

b)

Term: The Warrant has a term starting as of the date of this resolution and ending on 11:59 p.m. on the calendar day before the fifth anniversary of the date of this resolution. The Warrant can be exercised at one or several occasions as from 23 August 2024 (on 11:59 p.m.) during the entire term of the Warrant, but not more than once per period of three (3) months. As set out in the Conditions, this limitation does not apply in case of material development regarding the Company or the trading of the Company’s shares, or in case of certain (requests for) convocations of shareholders’ meetings of the Company.

c)	Issue Price: The Warrant will be issued without any additional consideration being due by Gilead Therapeutics or any of its affiliates.

d)

Exercise Price: The Exercise Price (as defined in the Conditions) of the Warrant shall, per share that shall be subscribed for upon an exercise of the Warrant in relation to such shares, be equal to the greater of (i) 120% multiplied by the arithmetic mean of the daily volume weighted average trading price of the Company’s shares as traded on Euronext Brussels and Euronext Amsterdam (or such other regulated markets on which the Company’s shares will be trading at that time) on each of the trading days during the period of 30 calendar days ending on the calendar day immediately preceding the date of the Exercise Notice (as defined in the Conditions) with respect to such exercise, and (ii) EUR 140.59. The Exercise Price is subject to adjustments set out in the Conditions.

e)

Number of shares issuable upon an exercise of the Warrant: Subject to the Conditions, the Warrant entitles the holder thereof to subscribe, during the entire term of the Warrant, upon each exercise of the Warrant, for a maximum number of shares that is sufficient to bring the number of shares owned by Gilead Therapeutics, Gilead Sciences and any of their affiliates and any other party Acting in Concert (as defined in the Conditions) with Gilead Therapeutics, Gilead Sciences or any of their affiliates to 29.9% of the actually issued and outstanding shares immediately after the issue of the shares that are to be issued upon the relevant exercise of the Warrant (rounded down to the nearest whole share) (the “Warrant Limit”). The Warrant remains outstanding for the remaining duration of its term even if exercised for a number of shares that is equal to the then applicable Warrant Limit. For clarity, the overall shareholding resulting from the full exercise of the Warrant shall in aggregate not exceed 29.9%.

f)

Nature of the Warrant: The Warrant will confer the right (but not the obligation) to subscribe, upon any exercise of the Warrant, for a number of new shares to be issued by the Company, as aforementioned. Except as otherwise provided for under Belgian law, the holder of the Warrant will be no shareholder of the Company solely by virtue of holding the Warrant, and

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therefore does not have the rights of a shareholder in relation to the shares to be issued or delivered to the holder of the Warrant upon an exercise of the Warrant until the exercise of the Warrant and the issue or delivery of the relevant shares.

g)	Form of the Warrant: The Warrant will be in registered form.

h)	No listing of the Warrant: The Warrant shall not be listed at any time on a securities exchange, regulated market or similar securities market.

i)	Allocation and subscription: The Warrant will be allocated to Gilead Therapeutics, and can only be subscribed for by Gilead Therapeutics.

j)

Underlying shares: Each new share to be issued by the Company upon each exercise of the Warrant shall be fully paid up and shall have the same rights and benefits as, and rank pari passu in all respects including as to entitlement to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issue and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of their issue.

The shareholders’ meeting resolves, subject to, and to the extent of, each exercise of Warrant, to increase the Company’s share capital and to issue the relevant number of new shares issuable upon such exercise as provided for in the relevant Conditions of the Warrant.

The shareholders’ meeting resolves that any issue premium that will be booked in connection with the exercise of the Warrant and the issuance of new shares, as applicable, shall be accounted for on the liabilities side of the Company’s balance sheet as net equity. The account on which the issue premium shall be booked shall, like the share capital, serve as the guarantee for third parties and, save for the possibility of a capitalization of those reserves, can only be reduced on the basis of a valid resolution of the general shareholders’ meeting passed in the manner required for an amendment to the Company’s articles of association.

The shareholders’ meeting of the Company resolves to authorize the Board of Directors to implement and execute the resolutions passed by the shareholders’ meeting of the Company in connection with the Warrant, and to take all steps and carry out all formalities that shall be required by virtue of the Conditions of the Warrant, the Company’s articles of association and applicable law in order to issue or transfer shares upon an exercise of Warrant. Furthermore, each of the General Counsel of the Company and the directors of the Company (each such person, a “Special Proxy Holder”), acting individually and with possibility of sub-delegation and the power of subrogation, shall have the power, upon each exercise of the Warrant, to proceed with the recording of (i) the capital increase and issue of new shares resulting from such exercise, (ii) the allocation of the issue price to the share capital and (as applicable) the issue premium in accordance with the relevant Conditions of the Warrant, (iii) the amendment of the Company’s articles of association in order to reflect the new share capital and number of outstanding shares following the exercise of the Warrant and the issuance of new shares. Finally, each Special Proxy Holder, acting individually and with possibility of sub-delegation and the power of subrogation, shall also have the power, upon an exercise of a Warrant, (a) to sign and deliver, on behalf of the Company, the relevant Euroclear, Euronext, and bank documentation, the share register and all necessary documents in connection with the issuance and delivery of the shares (acquired as a result of the exercise of the Warrant) to the beneficiary and (b) to do whatever may be necessary or useful (including but not limited to the preparation and execution of all documents and forms) for the admission of the shares issued upon an exercise of the Warrant to trading on the regulated markets of Euronext Brussels and Euronext Amsterdam (and such other regulated markets on which the Company’s shares will be trading at that time).

4.

Consideration and discussion of the report of the Board of Directors in accordance with article 7:199 of the Belgian Companies and Associations Code relating to the renewal of its authorization with respect to, and the increase of, the authorized capital, and the specific circumstances and purposes for the use of the renewed authorized capital.

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5.	Renewal of the authorization to the Board of Directors to increase the share capital within the framework of the authorized capital by up to 20% of the share capital.

This proposal is made in accordance with the terms of the aforementioned Subscription Agreement, which included a commitment to make a proposal to the shareholders’ meeting to authorize the Board of Directors to increase the share capital of the Company in one or several times with an amount up to 20% of the share capital at the time of the convening of the shareholders’ meeting. The current authorisation was approved by the Company’s extraordinary shareholders’ meeting on 22 October 2019 and will expire on 12 November 2024. The proposed resolution will renew the aforementioned authorisation (as agreed in the Subscription Agreement).

Proposed resolution: The shareholders’ meeting of the Company resolves to renew the authorization to the Board of Directors to increase the share capital on one or more occasions, during a period of five (5) years as of the publication in the Annexes to the Belgian State Gazette of this authorization, with an aggregate amount equal to up to 20% of the current amount of the share capital of the Company, and this in accordance with the terms and conditions set forth in the report of the Board of Directors prepared in accordance with article 7:199 of the Belgian Companies and Associations Code, as referred to in item 4 of the agenda of the Extraordinary Shareholders’ Meeting. Consequently, the shareholders’ meeting resolves to delete the section “Authorized Capital” of the temporary provisions of the articles of association of the Company entirely and to replace it with the following text (whereby the amount of 20 percent of the subscribed capital referred to below between square brackets shall be determined on the basis of the outstanding subscribed capital at that time):

“Authorized capital

The Board of Directors has been granted the authority to increase the subscribed capital of the company, in accordance with applicable law, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Without prejudice to more restrictive rules set forth by law, the Board of Directors can increase the subscribed capital of the company in one or several times with an amount of up to EUR [•], i.e. 20 percent of the subscribed capital at the time of the convening of the shareholders’ meeting granting this authorization. In accordance with applicable law, the Board of Directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the company of a public takeover bid for the company’s shares.

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (below, above or at the fractional value of the existing shares, with or without voting rights, and as the case may be in the context of a subscription rights plan for the company’s or its subsidiaries’ members of the personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code (including members of the Board of Directors and/or independent consultants)), convertible bonds and/or subscription rights exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, issuance premiums, profits carried forward or other equity components. Aforementioned subscription rights plans can provide that, in exceptional circumstances (among others in the event of a change in control of the company or decease), subscription rights can be exercised before the third anniversary of their award, even if the beneficiary of such subscription right is a member of the Board of Directors or a person entrusted with the day-to-day management.

When increasing the subscribed capital within the limits of the authorized capital, the Board of Directors may, in the company’s interest, restrict or cancel the shareholders’ statutory preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the company’s or its subsidiaries’ members of the personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code.

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The Board of Directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the Board of Directors decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

The Board of Directors is authorized to bring the company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”.

6.	Proxy for coordination.

Proposed resolution: The shareholders’ meeting resolves to authorize each collaborator of undersigned notary or notary Matthieu Derynck to draw up, sign and file the coordinated text of the Company’s articles of association in the electronic database provided for that purpose under the applicable laws.

7.	Authorization to the Board of Directors.

Proposed resolution: The shareholders’ meeting resolves to grant all powers to the Company’s Board of Directors to execute the decisions taken.

8.	Proxy for the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations.

Proposed resolution: The shareholders’ meeting resolves to grant a special power of attorney to any member of the Board of Directors and/or Mrs. Valeria Cnossen, Mrs. Annelies Denecker, Mrs. Elien van Mol and Mr. Stefan Mees, who – for the execution of this proxy – are all electing domicile at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, each acting separately and each with individual power of substitution and sub-delegation, to fulfill all formalities and/or sign all documents that must be fulfilled or signed in the name of or on behalf of the Company pursuant to or in the framework of the foregoing, including, but not limited to, the completion of all necessary formalities with the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations with respect to the decisions taken at the present meeting.

Attendance quorum: According to the Belgian Companies and Associations Code, at least 50% of the outstanding shares must be present or represented at the Extraordinary Shareholders’ Meeting for the deliberation and voting on the agenda items of the aforementioned agenda of the Extraordinary Shareholders’ Meeting. If such attendance quorum is not reached, a second Extraordinary Shareholders’ Meeting will be convened for these agenda items, unless, as the case may be, decided otherwise on behalf of the Board of Directors, and the attendance quorum requirement will not apply to such second meeting.

Voting and majority: Subject to applicable legal provisions, each share shall have one vote. In accordance with applicable law, the proposed resolutions referred to in the aforementioned agenda of the Extraordinary Shareholders’ Meeting shall be passed if they are approved by a majority of 75% of the votes validly cast by the shareholders.

Registration and admission formalities

To be admitted to the Shareholders’ Meetings, the holders of securities issued by the Company must comply with (a) article 7:134 of the Belgian Companies and Associations Code, and (b) article 23 of the Company’s articles of association, as well as complete the formalities and make the notifications further described below.

Only shareholders are entitled to vote at the Shareholders’ Meetings. The holders of subscription rights issued by the Company can, in accordance with article 7:135 of the Belgian Companies and Associations Code, only attend the Shareholders’ Meetings with an advisory vote. Article 23 of the Company’s articles of association determines the formalities that these security holders must complete to be admitted to the Shareholder’ Meetings.

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In order to be able to participate to the Shareholders’ Meetings, a holder of shares or subscription rights issued by the Company must satisfy two conditions: (i) be registered as holder of such shares or subscription rights on the Record Date (as defined below), and (ii) notify the Company thereof, as described below:

1

Registration: Firstly, the right for a holder of shares or subscription rights issued by the Company to participate to and, as applicable, to vote at the Shareholders’ Meetings is only granted on the basis of the registration of the securities concerned on 16 April 2024 at midnight (24:00) (Belgian time) (hereinafter the “Record Date”), via registration, in the applicable register book for the securities concerned (for registered securities) or in the accounts of a certified account holder or the relevant central securities depository for the securities concerned (for dematerialised securities), and this irrespective of the number of shares or subscription rights that they hold on the date of the Shareholders’ Meetings.

2

Notification: Secondly, in order to be admitted to the Shareholders’ Meetings, the holders of shares or subscription rights issued by the Company must notify the Company in writing that they have the intention to participate to the meeting and must do so prior to or at the latest on at the latest on 24 April 2024. The holders of securities that wish to make such notification can make use of the registration notice form that can be obtained at the Company’s registered office and on the Company’s website (www.glpg.com/shareholders-meetings). The notice must reach the Company by e-mail at shareholders@glpg.com or by mail at its registered office (Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, Attention: Ms. Annelies Denecker) at the latest on the sixth calendar day prior to the Shareholders’ Meetings, i.e., on or before 24 April 2024 at the latest. For the holders of dematerialised shares, the notification should include a certificate confirming the number of shares that have been registered in their name on the Record Date. The certificate can be obtained by the holders of the dematerialised shares with the certified account holder, the relevant central securities depository, or the relevant financial intermediary for the shares concerned.

Only persons who are a holder of shares or subscription rights of the Company on the Record Date and have indicated their intention to participate in the Shareholders’ Meetings as set out above, will be entitled to participate in, and, in the case of shares, vote at, the Shareholders’ meetings.

Proxy

In accordance with article 24 of the Company’s articles of association, shareholders having complied with the registration and admission formalities set out above, may be represented at the Shareholders’ Meetings by the General Counsel of the Company, with power of substitution, in her capacity as proxy holder, provided that the proxy does contain specific voting instructions for each item on the agenda of the Shareholders’ Meetings.

Shareholders who so wish to be represented by proxy, should use the proxy form (with voting instructions) made available on the Company’s website (www.glpg.com/shareholders-meetings). The signed proxy form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 24 April 2024.

Voting by letter

In accordance with article 7:146 of Belgian Companies and Associations Code, and article 24 of the Company’s articles of association, shareholders having complied with the registration and admission formalities set out above, are allowed to vote by letter - prior to the Shareholders’ Meetings - by means of a form made available on the Company’s website (www.glpg.com/shareholders-meetings).

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Free translation from Dutch

For information purposes only

The signed form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 24 April 2024.

Right to ask questions

In accordance with article 7:139 of the Belgian Companies and Associations Code, and article 28 of the articles of association of the Company, shareholders and holders of subscription rights issued by the Company, are entitled, whether during the Shareholders’ Meetings or in writing before the meeting, to ask questions to (a) the members of the Board of Directors with respect to its report, or the agenda items, and (b) the statutory auditor with respect to its report.

Questions asked in writing, will only be answered if the relevant shareholder, or holder of subscription rights, has fulfilled the registration and admission formalities set out above, and if the written question has been received by the Company at the latest on 24 April 2024. Any written questions must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Right to add agenda items

In accordance with article 7:130 of the Belgian Companies and Associations Code, and article 22 of the articles of association of the Company, one or more shareholders who alone or together possess at least 3% of the share capital of the Company, and provided that the applicable legal restrictions have been complied with, may request for additional items to be added to the agenda of the Shareholders’ Meetings, and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda. Such request, along with proof of ownership of the required participation, and, as the case may be, the text of the items to be dealt with and related proposed resolutions, must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 8 April 2024. As the case may be, the Company will publish a modified agenda for the Shareholders’ Meetings at the latest on 15 April 2024.

Availability of documents

The documentation relating to the Shareholders’ Meetings, or that must be made available pursuant to the applicable laws, as well as the total number of shares and voting rights at the date hereof, are made available on the Company’s website (www.glpg.com/shareholders-meetings). Any hard copies of this documentation can be obtained at no cost by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Please address any requests for more information to the Legal department of Galapagos (+32 15 342 900). Correspondence can be sent by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

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Free translation from Dutch

For information purposes only

Miscellaneous

To facilitate an expedient registration, the participants are requested to be present at least 15 minutes prior to the start of the Shareholders’ Meetings.

The convening notice for the Shareholders’ Meetings is drafted in Dutch and English, it being however understood that (i) the English version of the convening notice is only a free translation for information purposes, and (ii) in case of an inconsistency between the Dutch and English version of the convening notice, the Dutch version will at all times prevail.

The natural persons who intend to attend the Shareholders’ Meetings in their capacity as holder of securities, proxy holders, or representatives of a legal entity, must provide evidence of their identity in order to be granted access to the meeting. In addition, the representatives of legal entities must hand over all documents establishing their capacity as corporate representative or attorney-in-fact. These documents will be verified immediately before the start of the Shareholders’ Meetings.

Data protection

The Company is responsible for the processing of personal data it receives from, or collects about, holders of securities issued by the Company and proxy holders in the context of shareholders’ meetings. The processing of such data will be carried out for the purposes of the organization and conduct of the relevant shareholders’ meeting, including (without limitation) the convening notices, registrations, attendance and voting, as well as for maintaining lists or registers of security holders, and the analysis of the investor and security holder base of the Company. These data include, amongst others, identification data, the number and nature of securities of any holder of securities issued by the Company, proxies and voting instructions. These data may also be transferred to third parties for the purposes of assistance or services to the Company in connection with the foregoing. The processing of the above data will be carried out, mutatis mutandis, in accordance with the Company’s Privacy Statement, available on the Company’s website (www.glpg.com/privacy-notice). The Company draws the attention of the holders of securities issued by the Company and proxy holders to the description of the rights they may have as data subjects, such as, among others, the right to access, the right to rectify and the right to object to processing, which are further outlined in the section ‘Your rights as a data subject’ of the aforementioned Privacy Statement. All this does not affect the rules that apply in connection with the registration and participation to the shareholders’ meeting. To exercise rights as a data subject, as well as for all other information regarding the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at dpo@glpg.com.

On behalf of the Board of Directors

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